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www.stanleyassociates.com

February 8, 2010

VIA EDGAR CORRESPONDENCE

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:  Stanley, Inc.

Form 10-K for the Fiscal Year ended March 31, 2009

Filed May 21, 2009

File No. 001-33083

Dear Mr. Krikorian:

On behalf of Stanley, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 21, 2010 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter.  For your convenience, we have restated your comments below followed by our response thereto.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 44

Comment:                           We note that your revolving line of credit is classified as a long-term obligation within your balance sheet.  Tell us why you believe that this obligation should be excluded from the table.

Response:                            The revolving line of credit was not included in the Table of Contractual Obligations as this long-term obligation does not require future scheduled contractual payments until maturity.  The revolving line of credit matures on October 31, 2012 and all remaining outstanding borrowings are due and payable on that date, as specified on pages F-17 and F-18 of the Notes to the Consolidated Financial Statements in Form 10-K for the Fiscal Year Ended March 31, 2009.  In future filings, beginning with our Annual Report on

Form 10-K for the Fiscal Year ending March 31, 2010, we will reflect the full amount due, as of our reporting date, in the column that corresponds to the period it matures within the Table of Contractual Obligations.

Evaluation of Disclosure Controls and Procedures, page 47

Comment:                           We note that, in response to our letter dated September 28, 2008, you have included in a later section entitled “Limitations on the Effectiveness of Controls” a statement that your management has concluded that your disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2009.  Please confirm that, in future filings, you will include this formulation as part of your disclosure in the above-captioned section, and present this as a conclusion of your chief executive officer and chief financial officer, if true.  See Item 307 of Regulation S-K.

Response:                            We have determined that in future filings, beginning with our Quarterly Report on Form 10-Q that was filed on January 29, 2010, that we will remove the section entitled “Limitations on the Effectiveness of Controls.”  Accordingly, we anticipate that in such filings, we will present the conclusion of our chief executive officer and chief financial officer, as it pertains to the effectiveness of our disclosure controls and procedures, without reference to the reasonable assurance level.

Comment:                           We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective “in timely alerting management, including the chief executive officer and chief financial officer, of material information about us required to be included in periodic SEC filings.”  Please confirm, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.  In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act, or recite the entire definition.

Response:                            We confirm that as of the end of the period covered by our Annual Report on Form 10-K for the Fiscal Year ended March 31, 2009, our officers concluded that our disclosure controls and procedures were effective for the purposes stated therein, as well as to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure.  In future filings, beginning with our Quarterly Report on Form 10-Q that was filed on January 29, 2010, we will expressly tie our officers’ conclusions concerning effectiveness of disclosure controls and procedures to the definition as set forth in Rule 13a-15(e).

Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue recognition, page F-8

Comment:                           You state that revenue is earned under cost-plus-fee, fixed-price, and time-and-materials contracts.  Please identify the accounting literature used to recognize and measure revenue for each of these contracts.  Further, indicate why each contract type is within the scope of the literature being applied.

Response:                            All of our revenues are derived from contracts with U.S. federal government agencies.  We believe all of our contracts with the U.S. federal government are within the scope of AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (FASB Codification Subtopic 605-35), based on the AICPA Audit and Accounting Guide, Federal Government Contractors (FASB Codification Topic 912), which attaches SOP 81-1 as Appendix C as applicable accounting guidance for federal government contractors and contains specific guidance on accounting for certain types of contracts, to include cost-plus, fixed-price and time-and-material contracts.

Further, the proposed issue of Accounting for Service-Related Contracts with the Federal Government (the “Proposed Issue”) was discussed at the October 23, 2009 EITF meeting.  We believe our revenue recognition practice aligns with View A of the Proposed Issue which states:

All arrangements that are with the federal government are within the scope of Topic 912 (the Audit & Accounting Guide).  Because Topic 912 refers to Subtopic 605-35 (SOP 81-1) for revenue recognition guidance, all arrangements within the scope of Topic 912 would be accounted for in accordance with the guidance in Subtopic 605-35 (SOP 81-1).

Unaudited Quarterly Financial Data, page F-29

Comment:                           We note your selected quarterly financial data does not contain gross profit or cost of sales information.  Please explain how you determined that this presentation complies with Item 302(a)(1) of Regulation S-K.

Response:                            SAB topic 6.G states that companies in specialized industries should, in lieu of gross profit, present summarized quarterly financial data in the manner most meaningful to their particular circumstances.  Gross profit is generally not computed or included in quarterly financial data in our industry.  In future filings, we will present cost of revenues as allowed by SAB topic 6.G.

*              *              *

In connection with the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact Sean M. Gallagher, the Company’s Deputy General Counsel, at 703-310-3136.   Thank you for your time and attention to this matter.

Very Truly Yours,

/s/ Philip O. Nolan
Philip O. Nolan
Chairman, President and Chief Executive Officer